MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

August 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Amendment No. 3 to the Registration Statement on Form S-4
Filed August 6, 2015
File No. 333-203873

Definitive Proxy Statement on Schedule 14A
Filed July 28, 2015
File No. 333-199861

Forms 425
Filed August 10 and 13, 2015
File No. 001-36353

Dear Mr. Riedler:

We refer to the letter dated August 14, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Amendment No. 3 to the Registration Statement on Form S-4, Commission File No. 333-203873, filed on August 6, 2015 (the “Registration Statement”), Mylan’s Definitive Proxy Statement on Schedule 14A, Commission File No. 333-199861, filed on July 28, 2015 (the “Proxy Statement”) and Mylan’s Forms 425 filed on August 10, 2015 and August 13, 2015, Commission File No. 001-36353, in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), by Mylan (the “Transaction”, the “Proposal” or the “Acquisition”).

Consistent with our response letter to the Staff dated August 20, 2015, Mylan is electronically transmitting Amendment No. 4 to the Registration Statement (the “Registration Statement Amendment”). The Registration Statement Amendment includes revisions consistent with the information relating to Mylan’s reduction of the acceptance condition to its offer for Perrigo included in the supplement to the Proxy Statement filed with the SEC on August 20, 2015 in response to the comments of the Staff in the Comment Letter. The Registration Statement Amendment also includes selected historical financial information and pro forma financial information as of and for the six months ended June 30, 2015. We have enclosed for your convenience six clean copies of the Registration Statement Amendment and six copies of the Registration Statement Amendment that have been marked to show changes made to the Registration Statement.

If the Staff has any questions concerning this letter or the Registration Statement Amendment, or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan N.V.
Thomas E. Dunn, Cravath